SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated April 3, 2003

Instrumentarium Corporation

(Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]   Form 40-F [   ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ]   No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               )

Enclosure:	GE ANNOUNCED AN EXTENSION OF ITS TENDER OFFER TO ACQUIRE INSTRUMENTARIUM

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: April 3, 2003	By:	/s/ Matti Salmivuori

Matti Salmivuori Chief Executive Officer

Date: April 3, 2003	By:	/s/ Juhani Lassila

Juhani Lassila Group Treasurer

STOCK EXCHANGE RELEASE 08/03

April 3, 2003 at 11.00 p.m	1 (2)

GE ANNOUNCED AN EXTENSION OF ITS TENDER OFFER TO ACQUIRE INSTRUMENTARIUM

General Electric Company has today made the following notification to Instrumentarium Corporation regarding an extension of its tender offer to acquire all outstanding shares and options in Instrumentarium Corporation:

GE EXTENDS ITS TENDER OFFER FOR INSTRUMENTARIUM

HELSINKI, Finland and WAUKESHA, Wis. (April 3, 2003)—General Electric Company’s (NYSE: GE) tender offer for all the shares and options of Instrumentarium Corporation (HEX: INS1V.HE, Nasdaq: INMRY), which is currently scheduled to expire on April 11, 2003, will be extended to expire on August 29, 2003 at 5 p.m. Finnish time (10 a.m. New York City time) to allow for the completion of the regulatory review process. If all the conditions to completion of the tender offer are satisfied or, where permitted, waived before the expiry of the extended offer period, GE may discontinue the extended period, as provided for in the terms and conditions of the tender offer.

As part of its regulatory review of the proposed acquisition, the European Commission has proceeded to a second-phase review. As previously indicated, Instrumentarium and GE have also received requests for additional information from the U.S. Department of Justice. Both companies continue to work with regulatory agencies in the U.S. and Europe and the acquisition is expected to close in the second or third quarter of 2003, as previously indicated.

Instrumentarium shareholders approved the payment of a combined regular and special dividend of €4.70 per share at the company’s annual general meeting on March 25, 2003. Consequently, as provided for in the terms and conditions of the tender offer, the amount offered by GE in the tender offer is €36.00 per share in cash to reflect the payment to shareholders of the special dividend of €4.00. The dividend does not affect the price offered for Instrumentarium options.

Except for the extension of the offer period, the terms and conditions of GE’s tender offer for Instrumentarium remain unchanged.

For additional information on the tender offer, or to obtain copies of the tender offer materials, Instrumentarium shareholders may contact Nordea Securities at +358 9 4785 031 and ADR holders may contact Morrow & Co., Inc., by calling toll-free from within the U.S. (800) 607-0088, or collect from outside the United States +1 212-754-8000. Tender offer materials are available on the Internet at www.nordeasecurities.com. English language versions of the tender offer materials have been furnished to the U.S. Securities and Exchange Commission and are available on its Web site at www.sec.gov.

About GE Medical Systems
 GE Medical Systems is a $9 billion global leader in medical imaging, interventional procedures, healthcare services, and information technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography, electron beam tomography, magnetic resonance, ultrasound and bone mineral densitometry, positron emission tomography, nuclear

STOCK EXCHANGE RELEASE 08/03

April 3, 2003 at 11.00 p.m	2 (2)

medicine, and a comprehensive portfolio of clinical and business services. For more than 100 years, health care providers worldwide have relied on GE Medical Systems for high quality medical technology and productivity solutions. For more information, visit the GE Medical Systems Web site at www.gemedical.com.

This release includes statements relating to the future, which by their nature involve risks, uncertainty and assumptions. The statements relating to the final completion of the combination involves as a risk, inter alia, that the conditions for the final completion of the proposed combination and tender offer will not be satisfied and that the tender offer and combination will not be consummated.

For Europe media inquiries, please contact:	Louise Binns, +32 2 235 69 12
For U.S. media inquiries, please contact:	Patrick Jarvis, +1 262 544 3668

About Instrumentarium
 Instrumentarium is a leading international medical technology company, headquartered in Helsinki, Finland. Instrumentarium currently derives approximately 80% of sales from its Anesthesia and Critical Care operations (Datex-Ohmeda, Spacelabs Medical and Deio), and it additionally operates in Diagnostic Imaging and Infant Care. In 2002 Instrumentarium reported sales of EUR 1,127 million ($ 1,065 million) and had approximately 5,300 employees. Instrumentarium is listed on the Helsinki Exchanges (INS1V.HE) with ADRs listed on the Nasdaq (INMRY). See also www.instrumentarium.com.

INSTRUMENTARIUM CORPORATION

Juhani Lassila	Leo Johansson

DISTRIBUTION

The Helsinki Exchanges
Media

Further information:
Mr Juhani Lassila, Group Treasurer, tel. +358 10 394 3422